U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Loeb & King Trust

Address of Principal Business Office:

Loeb & King Trust
61 Broadway, 24th Floor
New York, New York 10006

Telephone Number (including area code): 212-483-7000

Name and Address of Agent for Service of Process:

The Corporation Trust Company
1209 Orange Street
Wilmington, Delaware 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X] No [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and the State of New York on the 12th day of June, 2013.

Loeb & King Trust
By:	/s/ Robert S. Schwartz
Robert S. Schwartz
Sole Trustee and Secretary

Attest:	/s/ Gideon J. King
Gideon J. King
President